Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations attributable to common shareholders	$388,788	$437,257	$397,595	$406,074	$387,380	$328,110
Income taxes	209,102	237,720	220,705	230,591	237,317	183,604
Fixed charges	161,142	202,465	208,226	206,089	219,437	246,462
Total earnings	$759,032	$877,442	$826,526	$842,754	$844,134	$758,176
Fixed Charges:
Interest expense	$154,886	$194,964	$200,950	$201,888	$214,616	$241,995
Estimated interest portion of annual rents	6,256	7,501	7,276	4,201	4,821	4,467
Total fixed charges	$161,142	$202,465	$208,226	$206,089	$219,437	$246,462
Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$597,890	$674,977	$618,300	$636,665	$624,697	$511,714
Net income from continuing operations attributable to common shareholders	388,788	437,257	397,595	406,074	387,380	328,110
Ratio of income before income taxes to net income	1.54	1.54	1.56	1.57	1.61	1.56
Preferred stock dividends	—	—	—	—	—	—
Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—	$—
Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$161,142	$202,465	$208,226	$206,089	$219,437	$246,462
Preferred stock dividend requirements	—	—	—	—	—	—
Total	$161,142	$202,465	$208,226	$206,089	$219,437	$246,462
Ratio of Earnings to Fixed Charges (rounded down)	4.71	4.33	3.96	4.08	3.84	3.07